UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2018

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210, Mexico City, Mexico
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

Yes	No	x

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

Yes	No	x

INVESTOR RELATIONS FOURTH-QUARTER AND FULL YEAR 2017 RESULTS FOR IMMEDIATE RELEASE

Highlights

➢	Consolidated Net Sales and Operating Segment Income reached Ps.94.3 billion and Ps.37.5 billion, respectively
➢	Cable segment surpassed 10 million Revenue Generating Units, adding almost 242 thousand during the quarter
➢	Televisa successfully migrated its advertising customers to the new sales model starting 2018
➢	Sky launched Blue Telecomm which will use local loop unbundling and fixed wireless technology

Consolidated Results

Mexico City, February 20, 2018 — Grupo Televisa, S.A.B. (NYSE:TV; BMV: TLEVISA CPO; “Televisa” or “the Company”), today announced results for full year and fourth quarter 2017. The results have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

The following table sets forth condensed consolidated statements of income for the years ended December 31, 2017 and 2016, in millions of Mexican pesos, as well as the percentage that each line represents of net sales and the percentage change when comparing 2017 with 2016:

	2017	Margin %	2016	Margin %	Change %
Net sales	94,274.2	100.0	96,287.4	100.0	(2.1)
Net income	6,577.5	7.0	5,333.4	5.5	23.3
Net income attributable to stockholders of the Company	4,524.5	4.8	3,721.4	3.9	21.6

Segment net sales	97,618.4	100.0	99,347.8	100.0	(1.7)
Operating segment income (1)	37,456.8	38.4	38,923.2	39.2	(3.8)

(1) The operating segment income margin is calculated as a percentage of segment net sales.

Net sales decreased by 2.1% to Ps.94,274.2 million in 2017 compared with Ps.96,287.4 million in 2016. This decrease was attributable to the decline in Content segment revenues and, to a lesser extent, the decline in sales at our Other Businesses segment. Operating segment income decreased by 3.8%, reaching Ps.37,456.8 million with a margin of 38.4%.

Grupo Televisa, S.A.B.	FOURTH-QUARTER AND FULL YEAR 2017 RESULTS	1

Net income attributable to stockholders of the Company amounted to Ps.4,524.5 million in 2017, compared with Ps.3,721.4 million in 2016. The net increase of Ps.803.1 million, or 21.6%, reflected primarily (i) a Ps.4,227.2 million decrease in finance expense, net; (ii) a Ps.773.7 million increase in share of income of associates and joint ventures, net; and (iii) a Ps.751.1 million decrease in other expense, net. These favorable variances were partially offset by (i) a Ps.1,556.5 million increase in depreciation and amortization; and (ii) a Ps.1,401.9 million increase in income taxes.

Full Year Results by Business Segment

The following table presents full year consolidated results ended December 31, 2017 and 2016, for each of our business segments. Full year consolidated results for 2017 and 2016 are presented in millions of Mexican pesos.

Net Sales	2017	%	2016	%	Change %
Content	33,997.2	34.8	36,686.7	36.9	(7.3)
Sky	22,196.6	22.7	21,941.2	22.1	1.2
Cable	33,048.3	33.9	31,891.6	32.1	3.6
Other Businesses	8,376.3	8.6	8,828.3	8.9	(5.1)
Segment Net Sales	97,618.4	100.0	99,347.8	100.0	(1.7)
Intersegment Operations[1]	(3,344.2)		(3,060.4)		(9.3)
Net Sales	94,274.2		96,287.4		(2.1)

Operating Segment Income[2]	2017	Margin %	2016	Margin %	Change %
Content	12,825.3	37.7	14,748.0	40.2	(13.0)
Sky	10,106.6	45.5	9,898.5	45.1	2.1
Cable	14,034.8	42.5	13,236.1	41.5	6.0
Other Businesses	490.1	5.9	1,040.6	11.8	(52.9)
Operating Segment Income	37,456.8	38.4	38,923.2	39.2	(3.8)
Corporate Expenses	(2,291.0)	(2.3)	(2,207.9)	(2.2)	(3.8)
Depreciation and Amortization	(18,536.3)	(19.7)	(16,979.8)	(17.6)	(9.2)
Other Expense, net	(2,386.3)	(2.5)	(3,137.4)	(3.3)	23.9
Operating Income	14,243.2	15.1	16,598.1	17.2	(14.2)

1 For segment reporting purposes, intersegment operations are included in each of the segment operations.
2 Operating segment income is defined as operating income before depreciation and amortization, corporate expenses, and other expense, net.

Content
Fourth quarter sales decreased by 9.3% to Ps.10,605.8 million compared with Ps.11,690.9 million in fourth quarter 2016.

Full year sales decreased by 7.3% to Ps.33,997.2 million compared with Ps. 36,686.7 million in 2016.

	Millions of Mexican pesos	2017	%	2016	%	Change %
	Advertising	20,719.1	61.0	23,223.2	63.3	(10.8)
	Network Subscription Revenue	4,058.1	11.9	4,399.3	12.0	(7.8)
	Licensing and Syndication	9,220.0	27.1	9,064.2	24.7	1.7
	Net Sales	33,997.2	100.0	36,686.7	100.0	(7.3)

Grupo Televisa, S.A.B.	FOURTH-QUARTER AND FULL YEAR 2017 RESULTS	2

Advertising

Advertising fourth quarter revenue decreased by 14.7% to Ps.6,820.5 million compared with Ps.7,995.5 million in fourth quarter 2016. Full year advertising revenue decreased by 10.8%.

Advertising sold in our non-cancellable upfront, which typically accounts for the large majority of advertising revenue in a given year, is priced per spot based on, among other things, prior years’ ratings.

The pricing of such inventory remains fixed regardless of any change in ratings when transmitted. As a result of the ratings increase during 2017, clients achieved their target number of eyeballs with a smaller expense and were practically absent from the scatter market. This negative effect was particularly adverse to Televisa during the fourth quarter given the significance of scatter market revenue towards the last few months of the year.

For 2018, we have successfully migrated clients to a pricing mechanism based on ratings. Under the new sales mechanism, advertising customer deposits increased by 1.8% in 2018, with a number of contracts concluded soon after year end.

Network Subscription Revenue

Fourth-quarter Network Subscription revenue increased by 9.5% to Ps.1,145.1 million compared to Ps.1,045.4 million in fourth-quarter 2016.

Full year Network Subscription revenue decreased by 7.8%. The full year decrease is explained by the fact that a competitor is no longer carrying our pay TV networks. Fourth quarter did not have this effect, which explains the growth.

Licensing and Syndication

Fourth-quarter Licensing and Syndication revenue decreased by 0.4% to Ps.2,640.2 million compared to Ps.2,650.0 million in fourth-quarter 2016. Fourth-quarter royalties from Univision reached U.S.$78.8 million compared to U.S.$90.4 million in the fourth-quarter 2016. For the full year 2017 royalties from Univision reached U.S.$313.9 million.

The full year increase in Licensing and Syndication revenue of 1.7% is mainly explained by non-recurring revenue originated in other local licensing agreements.

Fourth quarter operating segment income for our Content segment decreased by 17.8% to Ps.3,919.5 million compared with Ps.4,767.8 million in fourth quarter 2016; the margin was 37.0%.

Full-year operating segment income for our Content segment decreased by 13.0% to Ps.12,825.3 million compared with Ps.14,748.0 million in 2016. The margin was 37.7%.

Grupo Televisa, S.A.B.	FOURTH-QUARTER AND FULL YEAR 2017 RESULTS	3

Sky
Fourth quarter sales increased by 1.2% to Ps.5,568.9 million compared with Ps.5,505.1 million in fourth quarter 2016. During the quarter, Sky lost 12,372 subscribers.

Full year sales increased by 1.2% to Ps.22,196.6 million compared with Ps.21,941.2 million in 2016. The number of net active subscribers decreased by 23,993 during the year to 8,002,526 as of December 31, 2017. Sky ended the quarter with 174,809 subscribers in Central America and the Dominican Republic.

During 2017, Sky was impacted by the unusually high growth in net additions in 2016 as a result of the analog shut down.

On the other hand, during 2017 the number of clients that subscribe to a high-definition package grew by 20% reaching approximately 7% of the total subscriber base. In addition, revenue per customer increased year over year by 6%.

Fourth quarter operating segment income decreased by 4.1% to Ps.2,324.1 million compared with Ps.2,423.8 million in fourth quarter 2016, and the margin was 41.7%. The decrease in margin is explained by the amortization of cost and expenses associated to the 2018 Soccer World Cup.

Full year operating segment income increased by 2.1% to Ps.10,106.6 million compared with Ps.9,898.5 million in 2016, and the margin was 45.5%, in line with given guidance.

Cable
Fourth quarter sales increased by 3.4% to Ps.8,592.9 million compared with Ps.8,313.2 million in fourth quarter 2016.

Full year sales increased by 3.6% to Ps.33,048.3 million compared with Ps.31,891.6 million in 2016.

Total revenue generating units, or RGUs, reached 10.1 million. Quarterly growth was mainly driven by 157 thousand data net additions. Video net additions were 62 thousand and voice net additions were 23 thousand, for a total quarter net additions of approximately 242 thousand.

Last quarter was the third consecutive quarter of improvement in net additions.

The following table sets forth the breakdown of RGUs per service type for our Cable segment as of December 31, 2017 and 2016.

	RGUs	2017	2016
	Video	4,185,150	4,205,864
	Broadband	3,797,336	3,411,790
	Voice	2,121,952	2,113,282
	Total RGUs	10,104,438	9,730,936

Grupo Televisa, S.A.B.	FOURTH-QUARTER AND FULL YEAR 2017 RESULTS	4

Fourth quarter operating segment income increased by 9.7% to Ps.3,671.7 million compared with Ps.3,346.2 million in fourth quarter 2016, and the margin reached 42.7%.

Full year operating segment income increased by 6.0% to Ps.14,034.8 million compared with Ps.13,236.1 million in 2016. The margin reached 42.5%, equivalent to an increase of 100 basis points from 2016.

The following tables set forth the breakdown of revenues and operating segment income, excluding consolidation adjustments, for our cable and enterprise operations for 2017 and 2016.

Our cable operations include the video, voice and data services provided by Cablevision, Cablemas, TVI, Cablecom and Telecable. Our enterprise operations include the services offered by Bestel and the enterprise operation of Cablecom.

	2017 Millions of Mexican pesos	Cable Operations (1)	Enterprise Operations (1)	Total Cable
	Revenue	29,067.9	5,218.5	33,048.3
	Operating Segment Income	12,578.0	1,892.6	14,034.8
	Margin	43.3%	36.3%	42.5%

(1) These results do not include consolidation adjustments of Ps.1,238.1 million in revenues nor Ps.435.8 million in Operating Segment Income, which are considered in the consolidated results of the Cable segment.

	2016 Millions of Mexican pesos	Cable Operations (2)	Enterprise Operations (2)	Total Cable
	Revenue	27,517.1	5,654.6	31,891.6
	Operating Segment Income	11,771.7	2,021.0	13,236.1
	Margin	42.8%	35.7%	41.5%

(2) These results do not include consolidation adjustments of Ps.1,280.1 million in revenues nor Ps.556.6 million in Operating Segment Income, which are considered in the consolidated results of the Cable segment.

Other Businesses
Fourth quarter sales decreased by 19.9% to Ps.2,229.2 million compared with Ps.2,783.0 million in fourth quarter 2016. The decrease is mainly explained by lower revenues in our publishing and feature film distribution businesses.

Full year sales decreased by 5.1% to Ps.8,376.3 million compared with Ps.8,828.3 million in 2016. Decrease in revenues was mainly driven by performance in publishing and soccer businesses.

Fourth quarter operating segment income reached Ps.223.7 million compared with Ps.368.1 million in fourth quarter 2016.

Full year operating segment income decreased by 52.9% to Ps.490.1 million compared with Ps.1,040.6 million in 2016, reflecting a decrease in operating segment income of our publishing, soccer and feature film distribution businesses.

Grupo Televisa, S.A.B.	FOURTH-QUARTER AND FULL YEAR 2017 RESULTS	5

Corporate Expense

Corporate expense increased marginally by Ps.83.1 million, or 3.8%, to Ps.2,291.0 million in 2017, from Ps.2,207.9 million in 2016. The increase reflected primarily a higher share-based compensation expense.

Share-based compensation expense in 2017 and 2016 amounted to Ps.1,489.9 million and Ps.1,410.5 million, respectively, and was accounted for as corporate expense. Share-based compensation expense is measured at fair value at the time the equity benefits are conditionally sold to officers and employees, and is recognized over the vesting period.

Other Expense, Net

Other expense, net, decreased by Ps.751.1 million, or 23.9%, to Ps.2,386.3 million in 2017, from Ps.3,137.4 million in 2016. This decrease reflected primarily (i) a lower loss on disposition of property and equipment resulting primarily from a reduction in network upgrades in our Cable segment operations, and from the absence of costs incurred in connection with the cancellation in 2016 of a contract for a new satellite in our Sky segment; and (ii) a lower expense related to legal and accounting advisory and professional services. These favorable variances were partially offset by losses on disposition of a Publishing business in Argentina in our Other Businesses segment, and of intangible assets in our Content segment.

Other expense in 2017 included primarily non-recurrent severance expenses; losses on disposition of property, equipment and intangible assets; legal and accounting advisory and professional services; donations; a loss on disposition of a Publishing business in Argentina; and impairment adjustments to certain trademarks in our Publishing business.

Non-operating Results

Finance Expense, Net

The following table sets forth the finance (expense) income, net, stated in millions of Mexican pesos for the years ended December 31, 2017 and 2016.

	2017	2016	(Increase) decrease
Interest expense	(9,245.7)	(8,497.9)	(747.8)
Interest income	2,268.7	1,499.5	769.2
Foreign exchange gain (loss), net	768.9	(2,490.3)	3,259.2
Other finance income (expense), net	903.2	(43.4)	946.6
Finance expense, net	(5,304.9)	(9,532.1)	4,227.2

Finance expense, net, decreased by Ps.4,227.2 million, or 44.3%, to Ps.5,304.9 million in 2017, from Ps.9,532.1 million in 2016. This decrease reflected primarily:

(i)
a Ps.3,259.2 million favorable change in foreign exchange income or loss, net, resulting primarily from a 4.5% appreciation of the Mexican peso against the U.S. dollar in 2017, compared with a 19.9% depreciation of the Mexican peso against the U.S. dollar in 2016;

(ii)	a favorable change of Ps.946.6 million in other finance income or expense, net, resulting primarily from a net gain in fair value in our derivative contracts; and

(iii)	a Ps.769.2 million increase in interest income explained primarily by an increase in interest rates applicable to cash equivalents.

Grupo Televisa, S.A.B.	FOURTH-QUARTER AND FULL YEAR 2017 RESULTS	6

These favorable variances were partially offset by a Ps.747.8 million increase in interest expense, due primarily to a higher average principal amount of debt in the fourth quarter of 2017, as we incurred in Mexican peso debt in October and November 2017, for the prepayment in December 2017 of certain outstanding debt and accrued interest, primarily denominated in U.S. dollars, as well as fees paid in connection with such prepayment of debt.

Share of Income of Associates and Joint Ventures, Net

Share of income of associates and joint ventures, net, increased by Ps.773.7 million, or 67.9%, to Ps.1,913.3 million for in 2017, from Ps.1,139.6 million in 2016. This increase reflected mainly a higher share of income of Univision Holdings, Inc. or UHI, the controlling company of Univision Communications Inc., resulting from an increase in UHI’s income before income taxes, and a non-recurring tax benefit in connection with a reduction of the corporate tax rate in the United States from 35% to 21%, which was partially offset by a lower share of income of Imagina Media Audiovisual, S.L., a communications company in Spain.

Income Taxes

Income taxes increased by Ps.1,401.9 million, or 48.8%, to Ps.4,274.1 million in 2017, compared with Ps.2,872.2 million in 2016. This increase resulted in a higher effective income tax rate, primarily in connection with a higher taxable inflationary gain resulting from a net monetary liability position of the Company and certain subsidiaries, and a 6.8% inflation rate in 2017, compared with a 3.4% inflation rate in 2016.

Net Income Attributable to Non-controlling Interests

Net income attributable to non-controlling interests increased by Ps.441.0 million, or 27.4%, to Ps.2,053.0 million in 2017, compared with Ps.1,612.0 million in 2016. This increase reflected primarily a higher portion of net income attributable to non-controlling interests in our Cable and Sky segments.

Other Relevant Information

Capital Expenditures

During 2017, capital expenditures were 41% lower than in 2016. We invested approximately U.S.$884.7 million in property, plant and equipment as capital expenditures. These capital expenditures included approximately U.S.$559.7 million for our Cable segment, U.S.$211.4 million for our Sky segment, and U.S.$113.6 million for our Content and Other Businesses segments.

Grupo Televisa, S.A.B.	FOURTH-QUARTER AND FULL YEAR 2017 RESULTS	7

Debt, Finance Lease Obligations and Other Notes Payable

The following table sets forth our total debt, finance lease obligations and other notes payable as of December 31, 2017 and 2016. Amounts are stated in millions of Mexican pesos.

	Dec 31, 2017	Dec 31, 2016	Increase (decrease)
Current portion of long-term debt	307.0	850.9	(543.9)

Long-term debt, net of current portion	121,993.1	126,146.7	(4,153.6)

Total debt [1]	122,300.1	126,997.6	(4,697.5)

Current portion of finance lease obligations	580.9	575.6	5.3

Long-term finance lease obligations	5,041.9	5,816.2	(774.3)

Total finance lease obligations	5,622.8	6,391.8	(769.0)

Current portion of other notes payable	1,178.4	1,202.3	(23.9)

Other notes payable, net of current portion	2,505.6	3,650.7	(1,145.1)

Total other notes payable [2]	3,684.0	4,853.0	(1,169.0)

1 As of December 31, 2017 and 2016, total debt is presented net of finance costs in the amount of Ps.1,250.7 million and Ps.1,290.6 million, respectively, and does not include related accrued interest payable in the amount of Ps.1,796.8 million and Ps.1,827.3 million, respectively.
2 In connection with the acquisition, in 2016, of a non-controlling interest in our Cable segment subsidiary, Televisión Internacional, S.A. de C.V.

As of December 31, 2017, our consolidated net debt position (total debt, finance leases and other notes payable, less cash and cash equivalents, temporary investments, and non-current held-to-maturity and available-for-sale investments) was Ps.79,273.1 million. The aggregate amount of non-current held-to-maturity and available-for-sale investments as of December 31, 2017, amounted to Ps.7,585.2 million.

In October 2017, we concluded an offering of Ps.4,500 million aggregate principal amount of local bonds (Certificados Bursátiles) due 2027 with an annual interest rate of 8.79%, registered with the Mexican Banking and Securities Commission (Comisión Nacional Bancaria y de Valores). In November 2017 we entered into long-term credit agreements with three Mexican banks in the aggregate principal amount of Ps.6,000 million.

In December 2017, we prepaid the principal outstanding amount of U.S.$500 million Senior Notes due 2018 at an aggregate redemption price of Ps.9,841.7 million (U.S.$511.7 million), which included related fees and accrued and unpaid interest at the redemption date.

Grupo Televisa, S.A.B.	FOURTH-QUARTER AND FULL YEAR 2017 RESULTS	8

Shares Outstanding

As of December 31, 2017 and 2016, our shares outstanding amounted to 342,337.1 million and 341,268.3 million, respectively, and our CPO equivalents outstanding amounted to 2,926.0 million and 2,916.8 million CPO equivalents, respectively. Not all of our shares are in the form of CPOs. The number of CPO equivalents is calculated by dividing the number of shares outstanding by 117.

As of December 31, 2017 and 2016, the GDS (Global Depositary Shares) equivalents outstanding amounted to 585.2 million and 583.3 million GDS equivalents, respectively. The number of GDS equivalents is calculated by dividing the number of CPO equivalents by five.

Grupo Televisa, S.A.B.	FOURTH-QUARTER AND FULL YEAR 2017 RESULTS	9

About Televisa

Televisa is a leading media company in the Spanish - speaking world, an important cable operator in Mexico and an operator of a leading direct - to - home satellite pay television system in Mexico. Televisa distributes the content it produces through several broadcast channels in Mexico and in over 50 countries through 26 pay-tv brands, and television networks, cable operators and over-the-top or “OTT” services. In the United States, Televisa's audiovisual content is distributed through Univision Communications Inc. ("Univision") the leading media company serving the Hispanic market. Univision broadcasts Televisa's audiovisual content through multiple platforms in exchange for a royalty payment. In addition, Televisa has equity and warrants which upon their exercise would represent approximately 36% on a fully-diluted, as-converted basis of the equity capital in Univision Holdings, Inc., the controlling company of Univision. Televisa’s cable business offers integrated services, including video, high-speed data and voice services to residential and commercial customers as well as managed services to domestic and international carriers through five cable Multiple System Operators in Mexico. Televisa owns a majority interest in Sky, a leading direct-to-home satellite pay television system in Mexico, operating also in the Dominican Republic and Central America. Televisa also has interests in magazine publishing and distribution, radio production and broadcasting, professional sports and live entertainment, feature-film production and distribution, and gaming.

Disclaimer

This press release contains forward - looking statements regarding the Company’s results and prospects. Actual results could differ materially from these statements. The forward - looking statements in this press release should be read in conjunction with the factors described in “Item 3. Key Information – Forward Looking Statements” in the Company’s Annual Report on Form 20 - F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward - looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward - looking statements, whether as a result of new information, future events or otherwise.

(Please see attached tables for financial information data)
###

Investor Relations:
Carlos Madrazo / Tel: (52 55) 5261 2445 / cmadrazov@televisa.com.mx
Santiago Casado / Tel: (52 55) 5261 2438 / scasado@televisa.com.mx

Media Relations:
Alejandro Olmos / Tel: (52 55) 4438 1205 / aolmosc@televisa.com.mx
María Eugenia Zurita / Tel: (52 55) 52 24 63 60 / mezurita@televisa.com.mx

www.televisair.com

Grupo Televisa, S.A.B.	FOURTH-QUARTER AND FULL YEAR 2017 RESULTS	10

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF DECEMBER 31, 2017 AND 2016
(Millions of Mexican Pesos)

ASSETS	December 31, 2017 (Unaudited)		December 31, 2016 (Audited)

Current assets:
Cash and cash equivalents	Ps.	38,734.9	Ps.	47,546.1
Temporary investments		6,013.7		5,498.2
Trade notes and accounts receivable, net		24,727.1		24,906.4
Other accounts and notes receivable, net		4,944.0		5,884.9
Derivative financial instruments		1,515.0		-
Due from related parties		860.2		905.6
Transmission rights and programming		5,890.9		6,533.2
Inventories		1,493.0		1,899.1
Other current assets		2,865.9		2,588.0
Total current assets		87,044.7		95,761.5

Non-current assets:
Derivative financial instruments		748.8		647.8
Transmission rights and programming		8,158.5		7,975.3
Investments in financial instruments		43,996.9		45,136.7
Investments in associates and joint ventures		14,110.7		12,092.3
Property, plant and equipment, net		85,719.8		86,783.6
Intangible assets, net		35,886.5		37,734.7
Deferred income tax assets		21,355.0		22,729.6
Other assets		199.2		192.6
Total non-current assets		210,175.4		213,292.6
Total assets	Ps.	297,220.1	Ps.	309,054.1

Grupo Televisa, S.A.B.	FOURTH-QUARTER AND FULL YEAR 2017 RESULTS	11

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF DECEMBER 31, 2017 AND 2016
(Millions of Mexican Pesos)

LIABILITIES	December 31, 2017 (Unaudited)		December 31, 2016 (Audited)

Current liabilities:
Current portion of long-term debt and interest payable	Ps.	2,103.8	Ps.	2,678.2
Current portion of finance lease obligations		580.9		575.6
Current portion of other notes payable		1,178.4		1,202.3
Trade accounts payable and accrued expenses		19,959.8		22,878.1
Customer deposits and advances		18,798.3		21,709.4
Income taxes payable		2,524.4		2,012.5
Other taxes payable		1,172.5		1,479.1
Employee benefits		963.4		1,078.7
Due to related parties		991.5		1,088.2
Other current liabilities		2,491.8		2,723.9
Total current liabilities		50,764.8		57,426.0
Non-current liabilities:
Long-term debt, net of current portion		121,993.1		126,146.7
Finance lease obligations, net of current portion		5,041.9		5,816.2
Other notes payable, net of current portion		2,505.6		3,650.7
Derivative financial instruments		-		5.5
Income taxes payable		4,730.6		6,386.9
Deferred income tax liabilities		9,037.5		10,349.1
Post-employment benefits		716.1		520.5
Other long-term liabilities		2,773.5		2,468.1
Total non-current liabilities		146,798.3		155,343.7
Total liabilities		197,563.1		212,769.7

EQUITY
Capital stock		4,978.1		4,978.1
Additional paid-in-capital		15,889.8		15,889.8
		20,867.9		20,867.9
Retained earnings:
Legal reserve		2,139.0		2,139.0
Unappropriated earnings		68,320.2		64,535.3
Net income for the period		4,524.5		3,721.4
		74,983.7		70,395.7
Accumulated other comprehensive income, net		4,599.1		3,961.8
Shares repurchased		(14,788.9)		(11,433.5)
		64,793.9		62,924.0
Equity attributable to stockholders of the Company		85,661.8		83,791.9
Non-controlling interests		13,995.2		12,492.5
Total equity		99,657.0		96,284.4
Total liabilities and equity	Ps.	297,220.1	Ps.	309,054.1

Grupo Televisa, S.A.B.	FOURTH-QUARTER AND FULL YEAR 2017 RESULTS	12

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME FOR THE THREE AND
TWELVE MONTHS ENDED DECEMBER 31, 2017 AND 2016
(Millions of Mexican Pesos)

	Three months ended December 31,				Twelve months ended December 31,
	2017 (Unaudited)		2016 (Unaudited)		2017 (Unaudited)		2016 (Audited)

Net sales	Ps.	26,103.1	Ps.	27,300.6	Ps.	94,274.2	Ps.	96,287.4

Cost of sales		15,009.2		14,844.7		53,534.6		52,377.8

Selling expenses		2,904.4		3,107.6		10,554.1		10,900.7

Administrative expenses		3,433.7		3,505.8		13,556.0		13,273.4
Income before other expense		4,755.8		5,842.5		16,629.5		19,735.5
Other expense, net		(1,126.0)		(1,121.5)		(2,386.3)		(3,137.4)
Operating income		3,629.8		4,721.0		14,243.2		16,598.1
Finance expense		(3,650.4)		(3,441.9)		(9,245.7)		(11,031.6)
Finance income		1,717.0		324.8		3,940.8		1,499.5
Finance expense, net		(1,933.4)		(3,117.1)		(5,304.9)		(9,532.1)
Share of income of associates and joint ventures, net		892.6		226.5		1,913.3		1,139.6
Income before income taxes		2,589.0		1,830.4		10,851.6		8,205.6
Income taxes		1,459.4		624.6		4,274.1		2,872.2
Net income	Ps.	1,129.6	Ps.	1,205.8	Ps.	6,577.5	Ps.	5,333.4

Net income attributable to:
Stockholders of the Company	Ps.	562.9	Ps.	643.0	Ps.	4,524.5	Ps.	3,721.4
Non-controlling interests		566.7		562.8		2,053.0		1,612.0
Net income	Ps.	1,129.6	Ps.	1,205.8	Ps.	6,577.5	Ps.	5,333.4

Basic earnings per CPO attributable to stockholders of the Company	Ps.	0.19	Ps.	0.21	Ps.	1.54	Ps.	1.28

Grupo Televisa, S.A.B.	FOURTH-QUARTER AND FULL YEAR 2017 RESULTS	13

Fourth Quarter Results by Business Segment

The following table presents fourth quarter consolidated results ended December 31, 2017 and 2016, for each of our business segments. Fourth Quarter consolidated results for 2017 and 2016 are presented in millions of Mexican pesos.

Net Sales	4Q 2017%		4Q 2016%		Change %
Content	10,605.8	39.3	11,690.9	41.3	(9.3)
Sky	5,568.9	20.6	5,505.1	19.5	1.2
Cable	8,592.9	31.8	8,313.2	29.4	3.4
Other Businesses	2,229.2	8.3	2,783.0	9.8	(19.9)
Segment Net Sales	26,996.8	100.0	28,292.2	100.0	(4.6)
Intersegment Operations[1]	(893.7)		(991.6)		9.9
Net Sales	26,103.1		27,300.6		(4.4)

Operating Segment Income[2]	4Q 2017	Margin %	4Q 2016	Margin %	Change %
Content	3,919.5	37.0	4,767.8	40.8	(17.8)
Sky	2,324.1	41.7	2,423.8	44.0	(4.1)
Cable	3,671.7	42.7	3,346.2	40.3	9.7
Other Businesses	223.7	10.0	368.1	13.2	(39.2)
Operating Segment Income	10,139.0	37.6	10,905.9	38.5	(7.0)
Corporate Expenses	(606.2)	(2.2)	(593.9)	(2.1)	(2.1)
Depreciation and Amortization	(4,777.0)	(18.3)	(4,469.5)	(16.4)	(6.9)
Other Expense, net	(1,126.0)	(4.3)	(1,121.5)	(4.1)	(0.4)
Operating Income	3,629.8	13.9	4,721.0	17.3	(23.1)

1 For segment reporting purposes, intersegment operations are included in each of the segment operations.
2 Operating segment income is defined as operating income before depreciation and amortization, corporate expenses, and other expense, net.

Grupo Televisa, S.A.B.	FOURTH-QUARTER AND FULL YEAR 2017 RESULTS	14

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: February 22, 2018	By:	/s/ Joaquín Balcárcel Santa Cruz
		Name:	Joaquín Balcárcel Santa Cruz
		Title:	General Counsel